Filed by Qell Acquisition Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Lilium GmbH
Commission File No. 001-39571

The following article was posted on FlightGlobal.com on April 22, 2021

Lilium nears resumption of test flights as development work continues

By: Dominic Perry April 22, 2010

Germany’s Lilium expects in the near future to resume flight tests of its five-seat Lilium Jet demonstrator, even as it works towards the arrival of a larger seven-seat prototype in 2022.

Flight-test activity at the German start-up has been curtailed since early 2020 when an electrical fire destroyed its previous five-seat demonstrator.

Source: Lilium

Commercial launch will be with seven-seat design

However, in the wake of a recent takeover and stock market listing announcement, and the switch to a larger aircraft, the company is keen to prove out its technology ahead of a certification campaign that is scheduled to last little more than a year.

Alastair McIntosh, a Rolls-Royce veteran who was appointed as Lilium chief technology officer in December last year, says the company is performing the “final close out” of ground-test activities ahead of a return to flight “in the next weeks”.

He promises a “quite extensive flight-test campaign” through the summer, which should culminate in the battery-powered aircraft hitting its target speed of 160kt (300km/h).

The demonstrator will also perform the crucial transition to forward flight, a manouevre the previous five-seater did not undertake prior to its destruction.

However, McIntosh insists that with earlier scaled demonstrators having made the transition from vertical to wing-borne flight, there is “no reservation” about the ability to achieve that goal with a larger aircraft.

Although he admits that Lilium’s target of achieving concurrent European and US certifications in 2023, ahead of service entry in 2024, is a “pretty demanding schedule”, the jet’s relatively simple design should enable rapid progress, he claims.

Aside from its 36 tilting ducted fans, the aircraft has no moving parts, no hydraulic system, is not pressurised, and has fixed landing gear, he points out. Any complexity is driven by the propulsion system, including the batteries and electric motors, and the flight controls.

A battery chemistry has been settled on, he says, although declines to provide details on the cells or their supplier. Similarly, no details on the avionics provider have been released, with McIntosh simply saying it is an “off-the-shelf” system that has been adapted for the role.

Source: Lilium

Lilium Jet’s 14m wingspan allows access to helipad infrastructure

While the new aircraft can accommodate two more people — six passengers and a pilot — than the five-seat design, range on the Lilium Jet has been “pegged back” to around 200km (108nm) at service entry from 300km previously.

McIntosh says that figure will increase to 500km as battery energy density improves.

Wingspan on the jet is 14m (46ft), keeping it within the dimensions of existing helipad infrastructure. Similarly, with a maximum take-off weight of 3,175kg (7,000lb) — of which around 30% is batteries — the aircraft is at the upper limit of European regulations governing electric vertical take-off and landing vehicles.

McIntosh says Lilium has a basis for certification with the European Union Aviation Safety Agency and is working on a similar effort with the US regulator. Preliminary design review work on the seven-seater should conclude by mid-year, to be followed by the conclusion of critical design review activities in 2022.

A maiden sortie is predicted for that year, with certification flights beginning in 2023. Ultimately six vehicles will be used for the approval campaign, he says.

Under current plans, production at its base at Oberpfaffenhofen near Munich will ramp up from 25 aircraft in the first year, to 250 and then 400 aircraft in subsequent years, supporting the roll out of commercial services. So far, agreements are in place for operations in Germany and Florida.

Lilium argues that the architecture of its jet will be simple to adapt for future larger aircraft, while also keeping noise levels sufficiently low to maintain access to urban landing sites. Other competing designs which feature open rotor systems will struggle to achieve this, argues Lilium co-founder Dr Patrick Nathen.

“It is a straightforward approach to access higher market share,” he says.

In recent weeks the company has published significantly more detail on its engineering approach than has been previously disclosed, seen as a response to a number of highly sceptical articles, notably in business magazine Forbes and German aerospace title Aerokurier.

McIntosh says the more open approach is designed to head off some of that criticism. “Anything that’s new brings questions and challenge — if we are not communicating people jump to conclusions.”

Additional Information

A full description of the terms of the transaction between Qell Acquisition Corp. (“Qell”) and Lilium GmbH (“Lilium”) will be provided in a registration statement on Form F-4 to be filed with the SEC by Lilium B.V., which will later be converted into a Netherlands public limited liability company (naamloze vennootschap) (“Lilium N.V.”) that will include a prospectus with respect to Lilium N.V.’s securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of Qell to vote on the business combination. Qell urges its investors, shareholders and other interested persons to read, when available, the preliminary proxy statement/prospectus filed with the SEC and documents incorporated by reference therein because these documents will contain important information about Qell, Lilium and the transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Qell as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the Form F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge by directing a request to: Qell, info@qellspac.com. These documents will also be made available on Qell’s website. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, on the SEC’s website (sec.gov).

Participants in the Solicitation Process

Qell, Lilium and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Qell’s stockholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Qell will be filed in the registration statement to be filed by Lilium B.V., which will later be converted into Lilium N.V. on Form F-4, which will include the proxy statement/prospectus, for the proposed business combination and be available, without charge, at sec.gov.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements regarding Lilium’s and Lilium N.V.’s proposed business and business model, the markets and industry in which Lilium and Lilium N.V. (collectively, the “Lilium Group”) intend to operate, the anticipated timing of the commercialization and launch of the Lilium Group’s business in phases, and the expected results of the Lilium Group’s business and business model when launched in phases. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “antici-pate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Such statements are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. The Lilium Group will operate in a rapidly changing emerging industry. New risks emerge every day. Given these risks and uncertainties, you should not rely on or place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements.

Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to, the following risks: (i) the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Qell’s securities; (ii) the transaction may not be completed by Qell’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Qell; (iii) the parties’ failure to satisfy the conditions to the consummation of the business combination, such as Qell’s shareholders or Lilium’s shareholders failing to adopt the business combination agreement, failing to satisfy the minimum trust account amount following redemptions by Qell’s public shareholders or an inability to secure necessary governmental and regulatory approvals; (iv) the Lilium Group’s ability to implement business plans, operating models, forecasts and other expectations and identify and realize additional business opportunities after the completion of the proposed business combination; (v) the failure of the Lilium Group and its current and future business partners to successfully develop and commercialize the Lilium Group’s business or significant delays in its ability to do so; (vi) the Lilium Group’s inability to secure or protect its intellectual property; (vii) the effect of the announcement or pendency of the proposed business combination on Lilium’s business relationships, performance and operations generally; and (viii) the outcome of any legal proceedings that may be instituted against Qell or the Lilium Group related to the proposed business combination. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Lilium Group assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.